May 30, 2018

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Attn: Kevin J. Kuhar, Accounting Branch Chief, Office of Electronics and Machinery

RE: Mettler-Toledo International Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed February 9, 2018
Form 8-K filed May 3, 2018
File No. 001-13595

Dear Mr. Kuhar:

This letter is in response to each of the comments in the Staff's letter dated May 17, 2018. To facilitate your review, we have set forth herein each comment of the Staff followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2017

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Interest expense and taxes, page 35

1.
We note that you presented an annual effective tax rate for 2017 that excludes the one-time charges associated with the Tax Cuts and Jobs Act but you did not identify the measure as non-GAAP or include any of the disclosures required by Item 10(e)(i) of Regulation S-K. Please revise your presentation in future filings to fully comply with that guidance.

Response: We acknowledge the Staff's comments and will revise our presentation to eliminate the use of this non-GAAP measure in future filings.

Form 8-K filed May 3, 2018

Exhibit 99.1

2.
We note you present non-GAAP measures more prominently than the directly comparable GAAP measures by including the identification of only non-GAAP adjusted EPS in the headline, discussing non-GAAP local currency sales growth before GAAP sales growth, and discussing destination local currency sales growth and adjusted operating income without the most directly comparable GAAP measures. In addition, you present the forward looking non-GAAP measures local currency sales growth and Adjusted EPS without providing the reconciliation of the amounts to the most directly comparable GAAP financial measure or the statement that providing such reconciliation requires unreasonable efforts. Refer to Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures and please revise your presentations in future earnings releases to comply with that guidance.

Response: We acknowledge the Staff's comments and will ensure that our presentation in future earnings releases complies with the guidance in Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

3.
Your computation of free cash flow differs from the typical calculation, which is cash flows from operating activities as presented in the statement of cash flows under GAAP less capital expenditures by excluding restructuring payments. Please revise the title of this non-GAAP measure so it is not confused with free cash flow as typically calculated. See Question 102.07 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response: We acknowledge the Staff's comment and will refer to "adjusted free cash flow" in future presentations.

Mettler-Toledo acknowledges that it is responsible for the adequacy and accuracy of disclosure in its filings, notwithstanding any review, comments, action or absence of action by the staff.

If you have any questions or comments, please contact me at +1 614 438 4720.

Sincerely,

/s/ Shawn Vadala
Chief Financial Officer

cc: Tara Harkins, United States Securities and Exchange Commission
James Bellerjeau, Mettler-Toledo International Inc.
John Desmond, PricewaterhouseCoopers LLP